Exhibit (a)(1)(iii)

ONEX DIRECT LENDING BDC FUND

930 SYLVAN AVENUE

ENGLEWOOD CLIFFS, NJ 07632

Dear Shareholder:

The Board of Trustees of Onex Direct Lending BDC Fund (the “Company”) has authorized a tender offer for up to 5%, or up to 489,868, of the Company’s outstanding Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”). Accordingly, the Company is hereby commencing an offer to purchase Shares for cash at a price equal to the Company’s net asset value per Share (“NAV”) as of September 30, 2025, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”). The Company’s September 30, 2025 NAV is expected to be available on or about October 21, 2025, at which time the Company will notify shareholders of the purchase price per Share.

The purpose of this Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Company’s registration statement on Form 10. The deadline for participating in the Offer is 11:59 p.m., New York City time, November 7, 2025, or such later date to which the Offer is extended. Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If you do not wish to sell your Shares during this tender offer period, simply disregard this notice.

No action is required if you do not wish to sell any portion of your Shares at this time.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their investment and tax advisors and make their own decisions whether to tender any Shares.

As of September 30, 2025, 9,797,360 Shares were issued and outstanding. The Company’s September 30, 2025 NAV is expected to be available on or about October 21, 2025, at which time the Company will notify Shareholders of the purchase price per Share. During the Offer, Shareholders may contact U.S. Bank Global Fund Services, the Company’s Information Agent, toll free at 1-888-484-1944, between 8:00 a.m. and 5:00 p.m. Central time, Monday through Friday, to obtain the current NAV for the Shares.

None of the Company, its Board of Trustees (the “Board”) or its Investment Adviser, Onex Credit Advisor, LLC, is making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Company and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to U.S. Bank Global Fund Services, the Company’s Information Agent, toll free at 1-888-484-1944.

Sincerely,

/s/ Ronnie Jaber
Name:	Ronnie Jaber
Title:	Chief Executive Officer

ONEX DIRECT LENDING BDC FUND

October 10, 2025